UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	26 June 2024 - “Divestment of NRT business outside of the US”

99.1

Haleon plc: Haleon to divest nicotine replacement therapy business outside of the US to Dr. Reddy's

26 June 2024: Haleon plc ("Haleon") (LSE/NYSE: HLN) announces that it has entered into an agreement to sell its nicotine replacement therapy ("NRT") business outside of the US to Dr. Reddy's Laboratories SA, a wholly owned subsidiary of Dr. Reddy's Laboratories Limited (along with its subsidiaries together referred to as "Dr. Reddy's") for total consideration of £500 million (with additional proceeds from the transfer of inventory). This portfolio consists of brands including Nicotinell, Nicabate, Habitrol and Thrive available in gum, lozenge and patch forms across over 30 markets.

The consideration of £500 million is structured as an upfront cash payment of £458 million, with a further up to £42 million deferred performance-based consideration payable during 2025 and H1 2026. The proceeds from the transfer of inventory will be received within the same timeframe. Use of the net cash proceeds will be determined in line with capital allocation priorities, including reducing leverage. The transaction is subject to customary regulatory approvals and completion is expected in early Q4 2024.

This divestment will allow Haleon to exit the NRT category outside of the US and will reduce complexity across the business allowing increased focus on strategic growth areas.

The financial results of the NRT business represented net revenue of £217 million for the financial year ended 31 December 2023. Assuming completion of the transaction in early Q4 2024, this divestment is expected to dilute FY 2024 net revenue and adjusted operating profit by c. 0.5% and c. 1% respectively. All other FY 2024 guidance as shared in the Q1 Trading Statement on 1 May 2024 is unchanged.

Brian McNamara, Chief Executive Officer of Haleon commented: "The divestment of Haleon's NRT business outside of the US is a further example of Haleon being proactive in managing its portfolio and is consistent with our strategy as we implement change to become more agile and competitive. Whilst this business has great brands, these are not core for us, but I'm sure they will continue to flourish given the focus and capability of Dr Reddy's."

Notes
For the purposes of UK Listing Rule 10.4: (i) for the financial year ended 31 December 2023, Haleon's net revenue attributable to the NRT business outside of the US was £217 million and the profit (as defined in the UK Listing Rules) was £110 million, which for this purpose excludes directly allocated and central costs including: dedicated sales, distribution and marketing, supply chain management, finance operations, and other administrative central functions; and (ii) as at 31 December 2023, the NRT business outside of the US had gross assets of approximately £413 million, including estimated inventory of £20 million.

Further information
The person responsible for arranging the release of this announcement on behalf of Haleon is Amanda Mellor, Group Company Secretary.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon's Nicotine Replacement Therapy (NRT) portfolio outside of the US
Haleon's NRT business outside of the US is a leader in its category, with a strong portfolio of international and local brands including Nicotinell, Nicabate, Habitrol and Thrive. With a long standing heritage, the brands have built a strong reputation for delivering consumers with a variety of nicotine replacement solutions and supporting public health internationally.

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: June 26, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary